Sentage Holdings Inc.

August 3, 2020

VIA EDGAR

Mr. William Schroeder

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Sentage Holdings Inc. Amendment No. 1 to Registration Statement on Form F-1 Submitted June 12, 2020 CIK No. 0001810467

Dear Mr. Schroeder:

Sentage Holdings Inc. (the “Company”, “Sentage,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 17, 2020 regarding its Amendment No.1 to Registration Statement on Form F-1 (the “Registration Statement”) confidentially submitted on June 12, 2020. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (“Amended Draft Registration Statement No. 2”) is being filed confidentially to accompany this letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Consumer Loan Repayment and Collection Management, page 1

1. We note your response to our prior comment one and your disclosure that you have not provided any intermediary services for consumer loan repayment and collection management to new customers since 2017 due to anticipated changes in related governing regulations. We also note that your revised disclosure indicates future plans to continue your consumer loan repayment and collection management services. Please advise and clarify how your future plans to provide these services may be impacted by a potential change in the related governing regulations that you reference, or how you anticipate your plans will comply with governing regulations. Please also include risk factor disclosure, as applicable.

Response: In response to the Staff’s comment, the Company revised its disclosure on pages 1, 11, and 59 of Amended Draft Registration Statement No. 2.

Use of Proceeds, page 51

2. We note your revised disclosure in response to our prior comment six indicates that some of the proceeds may be used for acquisitions. Please clarify if you have any current acquisition plans. Refer generally to Instruction 6 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company revised its disclosure on page 51 of Amended Draft Registration Statement No. 2.

Exhibit Index, page II-5

3. We note that on June 12, 2020 you entered into a Framework Consulting Service Agreement with Tianjin Financial Asset Exchange Co., Ltd. If this agreement is material to you, please file it as an exhibit to your registration statement and describe its material terms, or advise.

Response: In response to the Staff’s comment, the Company filed the aforementioned agreement as Exhibit 10.11 to Amended Draft Registration Statement No. 2.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Qiaoling Lu
Qiaoling Luq
CEO
cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC